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PUPS Pet Club - 850 North State Street

Pet Service

850 North State Street
Chicago, IL 60610
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THE PITCH
PUPS Pet Club - 850 North State Street is seeking investment to build new club in the Gold Coast neighborhood of Chicago.
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INVESTOR PERKS

PUPS Pet Club - 850 North State Street is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

1% Credit Invest $5,000 or more to qualify. Unlimited available

Invest at least $5,000 and receive 1% of your investment back in store credit

2% Credit Invest $10,000 or more to qualify. Unlimited available

Invest $10,000 and receive 2% of your investment back in store credit

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OUR STORY

In 1999, Founder of PUPS Pet Club, Daniel Rubenstein, left his beloved St. Bernard, Sydney, with a pet care provider in Chicago where a tragic event while he was in their care took the life of his beloved dog. Dan was inspired to start a dog daycare business with the promise that no pet parent would ever have to experience what he went through while their dog is in care.

THE TEAM
Daniel Rubenstein
Founder & CEO

It has been a long and winding road in the pet care industry for Daniel (Doggie Dan) Rubenstein.

Dan is Founder and CEO of PUPS Pet Club, Chicago's leading dog daycare and pet services provider, operating five clubs in the downtown area since 2015.

A serial entrepreneur, Dan brings close to 25 years in the pet services industry. Additionally he has an extensive background in business operations and high tech, having served as a consultant with the world's leading tech consulting firm, Accenture.

Prior to PUPS Pet Club, Dan was Founder and CEO of SPOT, a New York-based dog daycare company operating four locations in NYC, one in Newark Airport and a joint-venture just outside the city from 2004 - 2012.

All For Doggies, a similar concept was Dan's foray into the pet industry, and his first doggy daycare operating from 2000 - 2004 in Chicago.

In his role at Accenture, over the course of four years, Dan led a $10bn+ portfolio for the State of Ohio (need to elaborate on what this role entailed and results) and also helped build, scale and implement a competitive pricing module and advertising engine for insurance giant, Allstate, resulting in (insert results)

An Emory business graduate, Dan also earned a Masters degree in Healthcare Science from (insert university).

THE OPPORTUNITY

Pups Pet Care, founded in 2014, is in rapid expansion mode with our proven model of customer-centric pet care facilities across the midwest. This investment opportunity is for our new location at 850 North State Street.

2200 sq. ft Club and Socialization Space
900 sq. ft Daycare
Grooming Salon With Three Stations
Retail Inventory
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$1,300,000
Projected Annual Revenue
2014
Founded
5,400 people
Social Media Followers
THE PUPS PET CLUB EXPERIENCE
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ALL SERVICES UNDER ONE WOOF!
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INVESTOR PRESENTATION
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PRESS
PUPS Trainer Loved by Daycare Dogs!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Leasehold Improvements $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,300,000 $1,430,000 $1,530,100 $1,606,605 $1,654,803
Cost of Goods Sold $250,000 $275,000 $294,250 $308,962 $318,230
Gross Profit $1,050,000 $1,155,000 $1,235,850 $1,297,643 $1,336,573

EXPENSES

Rent $20,000 $20,500 $21,012 $21,537 $22,075
Operating Profit $1,030,000 $1,134,500 $1,214,838 $1,276,106 $1,314,498
This information is provided by PUPS Pet Club - 850 North State Street. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Investment Round Status
Target Raise $100,000
Maximum Raise $107,000
Amount Invested $0

Investors 0

Investment Round Ends July 22nd, 2022

Summary of Terms

Legal Business Name PUPS Pet Club LLC - Series 850 N State

Investment Structure Revenue Sharing Note

Investment Multiple 1.3×

Business's Revenue Share 3.5%-3.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2025

Financial Condition

Forecasted milestones

PUPS Pet Club - 850 N State forecasts the following milestones:

Secure lease in the Gold Coast of Chicago, IL by May 2022.

Hire for the following positions by November 2022: General Manager, Lead Groomer, Lead Daycare Attendant, & Member Services Representative

Achieve $1.3MM revenue per year by 2025.

Achieve $341K profit per year by 2025.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of PUPS Pet Club LLC - Series 850 N State to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

PUPS Pet Club LLC - Series 850 N State operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. PUPS Pet Club LLC - Series 850 N State competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from PUPS Pet Club LLC - Series 850 N State's core business or the inability to compete successfully against the with other competitors could negatively affect PUPS Pet Club LLC - Series 850 N State's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in PUPS Pet Club LLC - Series 850 N State's management or vote on and/or influence any managerial decisions regarding PUPS Pet Club LLC - Series 850 N State. Furthermore, if the founders or other key personnel of PUPS Pet Club LLC - Series 850 N State were to leave PUPS Pet Club LLC - Series 850 N State or become unable to work, PUPS Pet Club LLC - Series 850 N State (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which PUPS Pet Club LLC - Series 850 N State and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, PUPS Pet Club LLC - Series 850 N State is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

PUPS Pet Club LLC - Series 850 N State might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If PUPS Pet Club LLC - Series 850 N State is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt PUPS Pet Club LLC - Series 850 N State

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect PUPS Pet Club LLC - Series 850 N State's financial performance or ability to continue to operate. In the event PUPS Pet Club LLC - Series 850 N State ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither PUPS Pet Club LLC - Series 850 N State nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

PUPS Pet Club LLC - Series 850 N State will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and PUPS Pet Club LLC - Series 850 N State is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although PUPS Pet Club LLC - Series 850 N State will carry some insurance, PUPS Pet Club LLC - Series 850 N State may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, PUPS Pet Club LLC - Series 850 N State could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect PUPS Pet Club LLC - Series 850 N State's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of PUPS Pet Club LLC - Series 850 N State's management will coincide: you both want PUPS Pet Club LLC - Series 850 N State to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want PUPS Pet Club LLC - Series 850 N State to act conservative to make sure they are best equipped to repay the Note obligations, while PUPS Pet Club LLC - Series 850 N State might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If PUPS Pet Club LLC - Series 850 N State needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with PUPS Pet Club LLC - Series 850 N State or management), which is responsible for monitoring PUPS Pet Club LLC - Series 850 N State's compliance with the law. PUPS Pet Club LLC - Series 850 N State will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if PUPS Pet Club LLC - Series 850 N State is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if PUPS Pet Club LLC - Series 850 N State fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of PUPS Pet Club LLC - Series 850 N State, and the revenue of PUPS Pet Club LLC - Series 850 N State can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of PUPS Pet Club LLC - Series 850 N State to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by PUPS Pet Club - 850 North State Street. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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